File No. 812-13988

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FOURTH AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

NEUBERGER BERMAN ALTERNATIVE FUNDS

605 Third Avenue, 2nd Floor

New York, NY 10158-0180

NEUBERGER BERMAN MANAGEMENT LLC

605 Third Avenue, 2nd Floor

New York, NY 10158-0180

NB ALTERNATIVE INVESTMENT MANAGEMENT LLC

605 Third Avenue, 22nd Floor

New York, NY 10158-0180

Communications, Notice, and Order to:

Maxine Gerson, Esq. Neuberger Berman, LLC 605 Third Avenue, 21st Floor New York, New York 10158-3698	Copies to: Rose F. DiMartino, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099

As filed with the Securities and Exchange Commission on October 3, 2012

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

)

FOURTH AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of	)
)
NEUBERGER BERMAN ALTERNATIVE	)
FUNDS	)
605 Third Avenue, 2nd Floor	)
New York, NY 10158-0180)
)
)
NEUBERGER BERMAN MANAGEMENT	)
LLC	)
605 Third Avenue, 2nd Floor	)
New York, NY 10158-0180)
)
NB ALTERNATIVE INVESTMENT	)
MANAGEMENT LLC	)
605 Third Avenue, 2nd Floor	)
New York, NY 10158-0180)
)
)
File No. 812-13988)

I.                INTRODUCTION

Neuberger Berman Alternative Funds (the “Trust”), Neuberger Berman Management LLC (“NB Management”), the investment manager to the Trust, and NB Alternative Investment Management LLC ( “NBAIM” and, together with the Trust and NB Management, the “Applicants”), the investment adviser to the Trust, hereby submit this Second Amended and Restated Application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit NB Management and

NBAIM, and any entity controlling, controlled by or under common control with NB Management or NBAIM or their respective successors(1) (NB Management, NB Management’s successor, and any such affiliated entity that may in the future act in the same role as NB Management, each a “Manager”; NBAIM, NBAIM’s successor, and any such affiliated entity that may in the future act in the same role as NBAIM, each an “Adviser”).(2) subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Trust, the Manager, or the Adviser as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”)(3) to manage all or a portion of the assets of any series of the Trust pursuant to an investment sub-advisory agreement with a Sub-Adviser (each a “Sub-Advisory Agreement” and, collectively, the “Sub-Advisory Agreements”); (b) materially amend Sub-Advisory Agreements with the Sub-Advisers, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreement; and (c) approve a Sub-Advisory Agreement which terminated as a result of a change in control or “assignment” (as defined in Section 2(a)(4) of the 1940 Act).  The Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting a Fund (defined below) from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2)

(1)                                 For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(2)                                 Any Adviser of a Fund will be controlled by or under common control with the Manager of the Fund.

(3)                                 The requested relief set forth in this Application will not extend to (a) the Investment Advisory Agreement (as defined below) between the Manager and the Adviser or (b) any Sub-Adviser that is an “affiliated person” as such term is defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Fund (as defined below), the Manager or the Adviser other than by reason of serving as Sub-Adviser to a Fund (an “Affiliated Sub-Adviser”).  The Applicants acknowledge that the use of Affiliated Sub-Advisers would continue to be subject to shareholder approval.

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (3) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “1933 Act”) (which may be deemed to require various disclosures regarding sub-advisory fees paid to Sub-Advisers).

The Applicants request that the relief sought herein apply to any other existing or future registered open-end management investment company or series thereof that: (i) is advised by a Manager or Adviser, (ii) uses the multi-manager structure described in this Application (the “Manager of Managers Structure”), and (iii) complies with the terms and conditions set forth herein (each, a “Fund”).(4)  All entities that currently intend to rely on the order are named as Applicants.  Any entity that relies on the order in the future will comply with the terms and conditions of the Application.

The Applicants are seeking this exemption to enable the applicable Manager and Board to obtain for each Fund the services of one or more Sub-Advisers believed by the applicable Manager and Board to be particularly well-suited to manage all or a portion of the assets of the Fund, and to make material amendments to the Sub-Advisory Agreements believed by the Manager and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders.  Under a Manager of Managers Structure, the Manager will be responsible for evaluating, allocating assets to and overseeing the Sub-Advisers and making recommendations about their hiring and replacement to the Board, at all times subject to the authority of the Board.  The Adviser, another Neuberger Berman subsidiary, will assist the Manager in evaluating and overseeing the Sub-Advisers.  Either the Manager, the Adviser or

(4)                                 If the name of any Fund contains the name of a Sub-Adviser, the name of the Manager or Adviser that serves as the primary adviser to the Fund will precede the name of the Sub-Adviser.

both together may terminate a Sub-Adviser.  In addition, the Applicants seek relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

For the reasons discussed below, the Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicants believe that without the requested exemptive relief, a Fund may be precluded from promptly and timely employing or replacing Sub-Advisers or may be subject to the delays and additional expenses of proxy solicitation when employing or replacing Sub-Advisers in accordance with the specific needs of the Fund.

II.           BACKGROUND

A.            The Trust

The Trust is a Delaware statutory trust organized pursuant to an amended and restated Trust Instrument dated as of April 1, 2009.  The Trust is registered under the 1940 Act as a diversified, open-end management investment company.  The Trust currently consists of six investment series, one of which is operating under the Manager of Managers Structure.  The Trust currently offers the Neuberger Berman Absolute Return Multi-Manager Fund (the “NB ARMM Fund”), which commenced operations on May 15, 2012, and seeks capital appreciation with an emphasis on absolute return.  The Fund seeks to achieve its goal by allocating its assets to multiple Sub-advisers that employ a variety of investment strategies.   The Manager and Adviser have entered into Sub-Advisory Agreements with the following Sub-Advisers for the NB ARMM Fund: The Boston Company Asset Management, LLC, Cramer Rosenthal McGlynn, LLC, GAMCO Asset Management Inc., Levin Capital Strategies, L.P., MacKay Shields LLC, Sound Point Capital Management, L.P., Turner Investments, L.P., and Visium Asset Management, LP.  The Trust may offer additional Funds in the future that are expected to operate under the Manager of Managers Structure; each such Fund will have a distinct investment objective and will attempt to achieve such objective by utilizing either an “active” management strategy or “passive” (i.e., utilizing an indexing approach), based entirely upon various qualitative or quantitative strategies or other proprietary approaches for asset allocation, security selection and portfolio construction.  A Manager will serve as investment manager to each Fund pursuant to an investment management agreement with the Fund (the “Management Agreement”).

B.            The Manager

NB Management is a limited liability company organized under the laws of the State of Delaware with its principal address located in New York, New York.  It is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).(5)  NB Management is wholly-owned by Neuberger Berman Group LLC (“Neuberger Berman Group”), a majority of the voting equity of which is owned by its employees.  The remaining voting equity of Neuberger Berman Group is owned by Lehman Brothers Holdings Inc. and certain of its affiliates.  Together, NB Management and its affiliates are part of a global investment management firm that manages approximately $183 billion in assets with approximately 1,700 employees as of September 30, 2011, and continues an asset management history that began in 1939.  NB Management generally serves as the investment adviser to open-end and closed-end management investment companies.

i.                                          Investment Advisory Services

Pursuant to the terms of the Management Agreement, the Manager, subject to the oversight of the Board, will provide continuous investment management of the assets of each Fund.  As the investment manager to each Fund, the Manager will determine the securities and

(5)                                 Any Manager will be registered as an investment adviser under the Advisers Act.

other instruments to be purchased, sold or entered into by each Fund and will place orders with brokers or dealers selected by the Manager.  The Manager will also determine what portion of each Fund’s portfolio will be invested in securities and other assets and what portion, if any, will be held in cash invested in or cash equivalents.  The Manager periodically will review each Fund’s investment policies and strategies, and based on the needs of a particular Fund, may recommend changes to the investment policies and strategies of a Fund for consideration by the Board.

Consistent with the terms of the Management Agreement, the Manager may, and currently intends to, subject to approval of the Board,(6) including a majority of the Independent Trustees and the shareholders of the applicable Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Fund to one or more Sub-Advisers.  The Manager will continue to have overall responsibility for the management and investment of the assets of each Fund, and the Manager’s responsibilities include, for example, recommending to the Board the removal or replacement of Sub-Advisers and determining the portion of that Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time.  The Manager may, and currently intends to, delegate to its control affiliate, the Adviser, the responsibility for monitoring the services provided by the Sub-Advisers.  Both the Manager and the Adviser also will have the authority to terminate any Sub-Adviser.  If and for so long as the Manager employs the Adviser, the Adviser shall be responsible for allocating and reallocating assets as necessary from time to time.  The Manager will retain the ultimate responsibility for evaluating and recommending Sub-Advisers to manage the assets (or a portion thereof) of a Fund and overseeing, monitoring and reviewing the Sub-

(6)           The term “Board” also includes the board of trustees or directors of a future Fund.

Advisers, their performance and their compliance with the Fund’s investment policies and restrictions, subject to the oversight of the Board.

For the investment management services that it will provide to each Fund, the Manager will receive the fee specified in the Management Agreement from each Fund based on the Fund’s average daily net assets.  In the interest of limiting the expenses of a Fund, the Manager may from time to time waive some or all of its investment advisory fees or reimburse other fees for any Fund.

The terms of the Management Agreement comply with Section 15(a) of the 1940 Act.  The Management Agreement was approved by the Board, including a majority of the Independent Trustees, and will be approved by the initial shareholder of each Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  With respect to new Funds offered in the future, the Management Agreement will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirement that the Management Agreement be approved by the Board and by the shareholders of the relevant Funds.

C.            The Adviser

Like the Manager, the Adviser, NBAIM, is a wholly-owned indirect subsidiary of Neuberger Berman Group.  The primary business of NBAIM has been operating multi-manager funds that are not publicly offered.  As part of this business, NBAIM regularly analyzes, evaluates and retains managers employing a variety of investment strategies and techniques and terminates or replaces them based on its ongoing review.  This business commenced in 2001 and launched its first fund in 2002 and, during the ensuing years, NBAIM has developed the resources and expertise for selecting and monitoring managers.  NBAIM operates as a separate business within Neuberger Berman Group, with 17 current employees performing investment functions.  In addition to serving as the adviser to the NB ARMM Fund, NBAIM provides alternative investment strategies to large public and private pension funds, academic and charitable institutions and other sophisticated investors. NBAIM’s advisory business is focused primarily on acting as a “manager of managers” in that it acts as adviser to pooled investment vehicles, including the NB ARMM Fund, and separate accounts that allocate their respective assets to other pooled investment vehicles or separate accounts managed by third-party managers.

As stated above, consistent with the terms of the Management Agreement, the Manager currently intends to, subject to approval of the Board, including a majority of the Independent Trustees and the shareholders of the applicable Fund (if required by applicable law), delegate certain portfolio management responsibilities for one or more Funds to an affiliated adviser, NBAIM, pursuant to an investment advisory agreement (the “Investment Advisory Agreement”) between the Manager and the Adviser.  The ultimate responsibility to provide continuous investment management of the assets of each Fund rests with the Manager, and the Manager has the authority to terminate the Adviser at any time.  For Funds where the Adviser is used, the Adviser will have the responsibility to evaluate and recommend to the Manager Sub-Advisers to manage the assets of a Fund.  It will also have the authority to allocate and, when appropriate, reallocate the Fund’s assets among Sub-Advisers.  The Adviser will, along with the Manager, have the right to terminate a Sub-Adviser, but will not have any authority to select any Sub-Adviser.  NBAIM, which is registered as an investment adviser under the Advisers Act, is a limited liability company organized under the laws of the State of Delaware with its principal address located in New York, New York.(7)

For the services it will provide to a Fund, the Adviser will receive a fee specified in the Investment Advisory Agreement based on the Fund’s average daily net assets, which fee will be paid by the Manager out of the fee paid to the Manager.  The Fund will not be directly responsible for fees payable to the Adviser.  In the interest of limiting the expenses of a Fund, the Adviser may from time to time waive some or all of its fee or reimburse other fees for any Fund.

The Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirement that the Investment Advisory Agreement be approved by the Board and by the shareholders of the relevant Funds.

D.            The Sub-Advisers and the Manager of Managers Structure

 Pursuant to its authority under the Management Agreement, the Manager will enter into Sub-Advisory Agreements with one or more Sub-Advisers to provide investment advisory services to the Funds. Each Sub-Adviser employed by the Manager will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act, to the Fund the Sub-Adviser serves, and each Sub-Adviser will be registered as an investment adviser under the Advisers Act.

The Manager will select Sub-Advisers based on the Manager’s evaluation of the Sub-Advisers’ skills in managing assets, and recommend their hiring to the Board. The Manager will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed.  In these activities, the Manager will be assisted by the Adviser.  The Adviser’s assistance could include the following:  performing initial and ongoing due diligence on Sub-Advisers, monitoring comparative performance and identifying

(7)           Any Adviser will be registered as an investment adviser under the Advisers Act.

additional or alternative Sub-Advisers.  The Manager will also negotiate and renegotiate the terms of Sub-Advisory Agreements, including the sub-advisory fees, with the Sub-Advisers, and will make recommendations to the Board as needed.

Although the Manager or the Adviser may recommend, from time to time, that the services of a Sub-Adviser be terminated, the Manager, in general, does not expect to make frequent changes in Sub-Advisers.  With respect to the Funds, subject to the approval of this Application and subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds — including, in particular, the selection and supervision of the Sub-Advisers — will be vested in the Manager.  Thus, the Manager will (1) set each Fund’s overall investment strategies; (2) evaluate, select, and recommend to the Board Sub-Advisers needed to manage all or part of the assets within the Funds; (3) assisted by the Adviser, monitor and evaluate each Sub-Adviser’s investment programs and results as well as the performance of Sub-Advisers relative to the applicable benchmark indices; and (4) review each Fund’s compliance with its investment objective, policies and restrictions.  The Manager will also recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated.

Each Sub-Adviser will be responsible, subject to the general supervision of the Manager and the Board, for the purchase, retention and sale of securities for the applicable Fund.  Neither the Manager, the Adviser nor the Board will evaluate the investment merits of each individual investment decision made by a Sub-Adviser on behalf of a Fund.  With the Board’s approval, the Manager may terminate any Sub-Advisory Agreement and, pursuant to the Management

Agreement, assume responsibility for determining what investments shall be purchased, held, sold or exchanged and all other investment management functions for any Fund.

The Manager, under the Management Agreement and contemplated Sub-Advisory Agreements, may employ multiple Sub-Advisers for certain of the Funds. In such cases, the Manager or the Adviser will allocate and, when appropriate, reallocate the Fund’s assets among Sub-Advisers. Each Sub-Adviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it. The Manager will seek to achieve each Fund’s objective by selecting one or more Sub-Advisers who have particular skill and experience in managing that type of Fund.

Under the Manager of Managers Structure, Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Manager or Adviser periodically will gather and analyze certain performance information regarding the Funds. If a particular Fund fails to perform as compared to peer funds or its relevant index or other appropriate measure of performance, or if the Manager or Adviser has other concerns about a Fund or its Sub-Adviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Sub-Adviser, or concerns about compliance and operational capabilities), the Manager or Adviser will assess the continued ability of the Sub-Adviser to meet the Fund’s investment objective. The Manager or the Adviser will monitor possible replacement Sub-Advisers for a Fund so that any transition can be recommended to the Fund’s Board and, if approved, is effected on a timely basis should a Sub-Adviser change be warranted. Absent exemptive relief, however, replacing a Sub-Adviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Sub-Advisory Agreement with each Sub-Adviser will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a). A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.(8) The prospectus for each sub-advised Fund whose shareholders have approved the Manager of Managers Structure will contain the disclosure required by condition 2 set out in Section V below at all times subsequent to such approval.

For the investment advisory services they provide to the Funds, each Sub-Adviser will receive annual fees from the Manager, calculated at an annual rate based on the average daily net assets of the applicable Fund. Each Sub-Adviser will bear its own expenses for providing sub-advisory services to the applicable Fund.  Neither the Trust, the Adviser nor any Fund will be responsible for paying sub-advisory fees to any Sub-Adviser. The Manager will compensate each Sub-Adviser out of the fee paid to the Manager under the relevant Fund’s Management Agreement.

III.         THE REQUESTED RELIEF

The Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory

(8)                                  Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application.  The initial sole shareholder(s) of each Fund will approve the Manager of Managers Structure and a Fund’s reliance on the requested order.  If the requested order is granted after a Fund commences a public offering, the prospectus for that Fund will contain appropriate disclosure that the Fund has applied for exemptive relief to operate under a Manager of Managers Structure, including the ability to change Sub-Advisers and hire new Sub-Advisers without soliciting further shareholder vote.  However, unless the disclosure required by condition 2 set out in Section V below has appeared in the Fund’s prospectus at all times following such shareholder approval, shareholder approval will be solicited and the Fund will hold a shareholder meeting.

fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Fund.  Applicants also seek an exemption to permit each Fund to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms and any successor provisions:  (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  Under the requested relief, the Applicants will obtain approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Fund will not be sought or obtained.(9)

If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Fund, including that it will: (i) precisely describe the compensation to be paid by the Manager to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Sections 15(a) and 15(c) of the 1940 Act and where applicable, Rule 18f-2 thereunder; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Manager, the Adviser, the Board or the shareholders of the applicable Fund on not more than sixty (60) days’ written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

The Funds will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the 1933 Act and that describes the advisory services provided to the Funds.

(9)           The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

The prospectus will contain information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of any Adviser, Sub-Adviser and the services they provide.  In addition, each Fund will hold itself out to investors as employing the Manager of Managers Structure and will prominently disclose in its prospectus that the Manager has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination and replacement.  The Prospectus will also disclose the responsibilities that the Manager has delegated to the Adviser, if any.

Each Fund will disclose in its prospectus that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed: (a) of the means by which the Funds obtain advisory services, including a description of the Manager, the Adviser, the Sub-Advisers, and their agreements with respect to the Trust; and (b) that new Sub-Advisers can be employed without shareholder approval.

IV.        APPLICABLE LAW

A.           Shareholder Voting

i.                  Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)....

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company. Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements between a Manager and each Sub-Adviser are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Management Agreement. Therefore, without the exemption applied for herein, a Fund: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control,” unless the Manager and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, the Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Manager, the Trust, and any Fund, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement. The Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

ii.               Discussion

The Applicants seek an exemption to permit the Trust and a Manager to enter into and materially amend Sub-Advisory Agreements, subject to Board approval, but without obtaining shareholder approval under Section 15(a) of, and Rule 18f-2 under, the 1940 Act. The Applicants believe this relief should be granted because: (1) the Manager intends to operate a Fund in a manner different from that of a traditional investment company and that such shareholder approval would not serve any meaningful purpose; (2) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholders interests are adequately protected through Board oversight.

a.               Necessary or Appropriate in the Public Interest

The investment advisory arrangements for a Fund will be different from those of traditional investment companies. Under the traditional structure, the manager is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The manager is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to a Fund, a Manager, in addition to making investment decisions regarding the Fund’s asset allocation strategy, will select, supervise and evaluate one or more Sub-Advisers to make the day-to-day investment decisions for the investment portfolio of the Fund (or portion thereof) in accordance with the investment program established for the Fund by the Manager.(10) This is a service that the Manager believes will add value to the investments of a Fund’s shareholders because the Manager will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the market sectors in which the Fund invests.

A Fund will hold itself out as an investment vehicle whereby investors look to the Manager as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers. The Manager will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Sub-Advisers will, in turn, select and

(10)                            While the Manager typically will not make day-to-day investment decisions for a Fund utilizing the Manager of Managers Structure, the Manager may do so under the terms of the Management Agreement.

oversee the selection of portfolio investments. Under the Manager of Managers Structure, shareholders are choosing to invest in Funds where the Manager selects Sub-Advisers and amends Sub-Advisory Agreements without shareholder approval.  Doing so is consistent with shareholder expectations and thus does not implicate 1940 Act policy concerns regarding shareholder approval.(11)

From the perspective of the shareholder, the role of the Sub-Advisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust. Shareholders will rely on a Manager’s expertise to select one or more Sub-Advisers best suited to achieve a Fund’s investment objectives. Shareholders will look to the Manager when they have questions or concerns about the Trust’s management or about their Fund’s investment performance. Shareholders expect the Manager to select the portfolio managers or Sub-Adviser for a Fund that is best suited to achieve the Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Manager will compensate the Sub-Advisers out of the advisory fees that the Manager receives from the Funds.  Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why a Fund’s shareholders should be required to approve the Sub-Advisers’ relationships with the Fund, any

(11)                            Protecting Investors: A Half-Century of Investment Company Regulation.  Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

more than shareholders of a traditional investment company should approve its investment manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by a Fund or the Trust on behalf of one or more Funds, shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Fund would be required to approve the change. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Fund would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval requires the Trust or a Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Fund and its shareholders.

The Applicants believe that permitting the Manager and any applicable Adviser to perform the duties for which the shareholders of the Fund will be paying the Manager — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate and in the interest of the Fund’s shareholders and will allow the Fund to operate more efficiently. The Trust is not required to hold annual shareholder meetings. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Manager believe that a change would benefit a Fund and its shareholders. Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Adviser that is unable to manage a Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Manager, the Trust and the Fund — the affected Fund may be forced to operate without a Sub-Adviser or with less than an optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Fund.

b.              Consistent with the Protection of Investors

The Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of a Fund, including the selection and supervision of Sub-Advisers, is vested in a Manager, subject to the oversight of the Board. The Management Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting. The Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in a Manager in light of the management structure of a Fund and shareholders’ expectation that the Manager will utilize its expertise and select the most able Sub-Advisers.

In evaluating the services that a Sub-Adviser will provide to a Fund, the Manager or Adviser will consider certain information, including, but not limited to, the following:

(1)          the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Fund;

(2)          a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)          reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)          reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, the Manager and the Board will consider the Sub-Adviser’s compensation with respect to each Fund for which the Sub-Adviser will provide portfolio management services.  Although only the Manager’s fee will be payable directly by a Fund, and the Sub-Adviser’s fee will be payable by the Manager, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Manager’s fee payable by the Fund.  Accordingly, the Manager and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Manager and the Board will consider certain information, including, but not limited to, the following:

(1)          a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)          comparisons of the proposed fees with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing similar funds, especially funds and accounts having similar investment objectives; and

(3)          data with respect to the projected expense ratios of each Fund and comparisons with similar funds.

If the relief requested is granted, shareholders of each Fund will receive adequate information about the Sub-Advisers.  Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

The Applicants include a standard condition in this Application that each Fund would disclose in its prospectus the existence, substance and effect of the requested order.  The Applicants acknowledge that this is a qualitative change in the disclosure required in a Fund’s prospectus under the order and will ensure that each such Fund’s disclosures satisfy this requirement.

The prospectus and statement of additional information (“SAI”) for each Fund will include all information required by Form N-1A concerning each applicable Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  In addition to a Fund prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Sub-Adviser(s).  If a new Sub-Adviser is retained, or an existing Sub-Advisory Agreement is materially amended, the Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisers.  If a new Sub-

Adviser is retained in reliance on the requested order, the Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;(12) and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

c.               Consistent with the Policy and Provisions of the 1940 Act

The Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment

(12)                            A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

Each Fund’s Management Agreement, as well as any Investment Advisory Agreement and any sub-advisory agreements with Affiliated Sub-Advisers, will continue to be subject to the shareholder approval requirements of the 1940 Act. The prospectus of each Fund utilizing the Manager of Managers Structure will disclose at all times that the Manager will be the primary provider of investment advisory services to the Fund, and that the Manager may hire or change Sub-Advisers for the Fund, as appropriate, and that the Manager will have the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. The Adviser will assist the Manager in evaluating and overseeing the Sub-Advisers.  Either the Manager, the Adviser or both together may make recommendations to the Board about the termination of Sub-Advisers.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Manager and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. A Fund also will promptly supplement its registration statement if a new Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement. If a shareholder of a particular Fund is dissatisfied with the Manager’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may redeem his or her shares.

B.             Disclosure of Sub-Adviser Fees

i.                  Applicable Law

The following provisions of the federal securities laws and rules thereunder have the effect of requiring the Trust to disclose the fees paid by a Fund to a Manager and, if any, each of the Sub-Advisers:

1.             Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the Trust set forth in its SAI with respect to each investment adviser the method of calculating the advisory fee payable by the Trust, including the total dollar amounts paid to each adviser by the Trust for the last three fiscal years.

2.             Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Exchange Act.

More specifically, Item 22 of Schedule 14A under the Exchange Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement of a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the differences between (i) and (ii) stated as a percentage of the amount stated in (i).  Taken together, these provisions may require a Fund to disclose the fees the Manager pays to each Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

3.           Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Regulation S-X, Sections 6-07(2)(a), (b) and (c), which are applicable to the Trust because it is a registered investment company under the 1940 Act, may be deemed to require the Trust’s financial statements to contain information concerning fees paid to the Sub-Advisers by a Manager.

For the reasons and subject to the conditions below, the Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Fund to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to the Manager and any Affiliated Sub-Advisers; and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Manager pays to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  For a Fund that employs an Adviser or Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to such Adviser or Affiliated Sub-Adviser.

ii.               Discussion

The Applicants seek an exemption to permit a Fund to only provide the Aggregate Fee Disclosure under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Exchange Act; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The Applicants believe the relief should be granted because: (i) the Manager will operate the Funds using one or more Sub-Advisers in a manner so different from that of conventional investment companies that disclosure of the fees the Manager pays to each Sub-Adviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

The advisory fee that will be paid by a Manager to the Sub-Advisers will be negotiated by the Manager acting as investment adviser to a Fund, with the expectation that the Manager will seek to negotiate the lowest appropriate advisory fee to the Sub-Advisers. The Manager’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If a Manager is not required to disclose the Sub-Advisers’ fees to the public, the Manager may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The non-disclosure of Sub-Advisers’ fees is in the best interest of a Fund and its shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.

The disclosure of fees paid to individual Sub-Advisers would also lessen a Fund’s ability to operate in the Manager of Managers Structure. The ability to negotiate reductions from “posted” Sub-Adviser fees is an important element of this structure and a Fund’s ability to offer investors a Manager of Managers Structure investment product at a price which is competitive with single adviser investment companies. The Manager of Managers Structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

Disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional mutual fund, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of a Fund, the shareholders will have chosen to employ a Manager and, in some cases, an Adviser and to rely upon their expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of such funds to be told the individual sub-adviser’s fees any more than shareholders of a traditional single adviser investment company would be told of the adviser’s portfolio managers’ salaries.

A Fund’s prospectus will disclose the advisory fee paid to a Manager from a Fund’s assets, out of which the Manager will compensate the Sub-Advisers, if any, of the Fund. The SAI will provide the Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to a Manager by a Fund will not be increased without the approval of the shareholders of the Fund.

The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of the Applicants’ request for relief from the potential higher Sub-Advisory fees that would result from the public disclosure of each Sub-Adviser’s fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.             Precedents for Relief

The relief requested in this Application is similar to the relief granted in Preservation Trust Advisors, LLC, et al.; ICA Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order); Sterling Capital Funds, et al.; ICA Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Simple Alternatives, LLC, et al.; ICA Release Nos. 29616 (Mar. 24, 2011) (notice) and 29629 (Apr. 19, 2011) (order); Highland Capital Management, L.P., et al.; ICA Release Nos. 29445 (Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order); Northern Lights Fund Trust, et al., ICA Release Nos. 29208 (April 26, 2010)

(notice) and 29267 (May 12, 2010) (order); and Lincoln Variable Insurance Products Trust, et al., ICA Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order).

V.            CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.              Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.              Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund relying on the order requested in this Application will hold itself out to the public as utilizing the Manager of Managers Structure described in this Application.  The prospectus will prominently disclose that the Manager has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination and replacement.  The role of the Adviser, if any, will also be disclosed.

3.              Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.              The Manager will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.              At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.              Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Manager, the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.              Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then existing Independent Directors.

8.              The Manager will provide the Board, no less frequently than quarterly, with information about the profitability of the Manager, and if applicable, the Adviser, on a per-Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9.              Whenever a Sub-Adviser is hired or terminated, the Manager will provide the Board with information showing the expected impact on the profitability of the Manager and, if applicable, the Adviser.

10.       The Manager will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will, either alone or together with a Fund’s Adviser: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Sub-Advisers; (d) monitor and evaluate the performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

11.       No trustee or officer of the Trust or a Fund or director, manager or officer of the Manager or Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for (a) ownership of interests in the Manager or the Adviser or any entity that controls, is controlled by, or is under common control with the Manager or the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.       Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.       In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI.                               CONCLUSION

For the foregoing reasons, the Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  The Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.                          PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, the Applicants state that its address is as indicated on the first page of this Application.  The Applicants further state that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 and B-2 of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The Applicants have caused this Application to be duly signed on their behalf on the 3rd day of October 2012.

NEUBERGER BERMAN ALTERNATIVE FUNDS

By:	/s/ Robert Conti
Name:	Robert Conti
Title	President

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title	President and CEO

NB ALTERNATIVE INVESTMENT MANAGEMENT LLC

By:	/s/ Tia Lowe
Name:	Tia Lowe
Title	Senior Vice President and Chief Operating Officer

Exhibit A-1

NEUBERGER BERMAN ALTERNATIVE FUNDS

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Neuberger Berman Alternative Funds (the “Trust”), a statutory trust organized and existing under the laws of the State of Delaware; that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and bylaws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees adopted the following resolution at a meeting duly called and held on December 14, 2011, in accordance with the bylaws of the Trust:

RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized to file on behalf of the Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Neuberger Berman Management LLC (“Manager”) from

(i)                                       the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Manager, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers to a Trust series for which the Manager serves as investment adviser (each a “Fund”) and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

(ii)                                  the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

IN WITNESS WHEREOF, I have hereunto set my name of the 3rd day of October 2012.

By:	/s/ Claudia A. Brandon
Name:	Claudia Brandon
Title	Secretary

Exhibit A-2

NEUBERGER BERMAN MANAGEMENT LLC

AUTHORIZATION AND SIGNATURES

As Chief Executive Officer and Managing Director of Neuberger Berman Management LLC (the “Company”), Robert Conti is authorized to sign and file this document on behalf of the Company pursuant to the Amended and Restated Limited Liability Company Agreement of the Company dated as of May 4, 2009.

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and Managing Director
Date:	October 3, 2012

Exhibit A-3

NEUBERGER BERMAN ALTERNATIVE INVESTMENT MANAGEMENT LLC

AUTHORIZATION AND SIGNATURES

As Senior Vice President and Chief Operating Officer of Neuberger Berman Alternative Investment Management LLC (the “Company”), Tia Lowe is authorized to sign and file this document on behalf of the Company pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of the Company dated as of May 4, 2009.

NEUBERGER BERMAN ALTERNATIVE INVESTMENT MANAGEMENT LLC

By:	/s/ Tia Lowe
Name:	Tia Lowe
Title:	Senior Vice President and Chief Operating Officer
Date:	October 3, 2012

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 3, 2012 for and on behalf of Neuberger Berman Alternative Funds, a Delaware statutory trust; that he is the President of such company; and that all action by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 3, 2012 for and on behalf of Neuberger Berman Management LLC, a Delaware limited liability company; that he is the President and Chief Executive Officer of such company; and that all action by directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Conti
Name:	Robert Conti
Title:	President and CEO

Exhibit B-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 3, 2012 for and on behalf of NB Alternative Investment Management LLC, a Delaware limited liability company; that she is the Senior Vice President and Chief Operating Officer of such company; and that all action by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Tia Lowe
Name:	Tia Lowe
Title:	Senior Vice President and Chief Operating Officer